..ITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06008885

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17758 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 ENDING December 31, 2005

## A. REGISTRANT IDENTIFICATION

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

NAME OF BROKER-DEALER:

StockCross Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Summer Street
(No. and Street)

| Boston | MA | 02110-1006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reich 617-367-5700
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

| 10 Cutter Mill Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

**Sec 1410 (06-02)** *Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

# OATH OR AFFIRMATION

I, Andrew Reich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

StockCross Financial Services, Inc., as of

December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CFO

Title

Notary Public

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Lilling & Company LLP

Certified Public Accountants

## *INDEPENDENT AUDITORS' REPORT*

To the Board of Directors
StockCross Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of StockCross Financial Services, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StockCross Financial Services, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Lilling + Company

*CERTIFIED PUBLIC ACCOUNTANTS*

*February 23, 2006*

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STOCKCROSS FINANCIAL SERVICES, INC.

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2005*

*ASSETS*

| | | |
|---|---|---|
| Cash | $ | 411,629 |
| Cash and securities segregated in compliance with federal and other regulations | | 2,924 |
| Receivable from broker-dealers and clearing organizations | | 746,884 |
| Receivable from customers | | 46,000,472 |
| Securities owned, at market value | | 55,470,155 |
| Securities borrowed | | 1,038,700 |
| Goodwill | | 845,000 |
| Membership in exhanges, at cost (market value $3,775,000) | | 1,950,000 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation | | 186,446 |
| Other assets | | 313,402 |
| | $ | 106,965,612 |

*LIABILITIES AND STOCKHOLDER'S EQUITY*

***Liabilities***

| | | |
|---|---|---|
| Payable to customers | $ | 83,189,225 |
| Payable to non customers | | 7,564,853 |
| Payable to broker-dealers and clearing organizations | | 369,292 |
| Bank loan payable | | 900,000 |
| Accounts payable, accrued expenses and other liabilities | | 461,023 |
| | | 92,484,393 |

***Stockholder's equity***

| | | |
|---|---|---|
| Common stock; $1.00 par value, 8,000 shares authorized, issued and outstanding | | 8,000 |
| Paid in capital | | 7,452,000 |
| Retained earnings | | 7,021,219 |
| | | 14,481,219 |
| | $ | 106,965,612 |

*See notes to statement of financial condition*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

StockCross Financial Services, Inc. (the "Company") is a discount broker registered with the Securities Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company primarily operates as a retail securities broker.

### Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned and securities borrowed are recorded at current market value.

### Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. For securities loaned, the Company monitors the market value of securities borrowed and securities loaned, with additional collateral obtained or refunded as necessary.

### Goodwill

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, theses assets must be reviewed annually for impairment in accordance with this statement. Goodwill is tested for impairment annually. Using cash flow and marketing analysis, management determined in 2005 that the carrying value of goodwill was not impaired and therefore there were no impact on the Company's results of operations or financial position as of December 31, 2005.

### Income Taxes

The Company is a wholly-owned subsidiary and is included in the consolidated income tax return filed by its Parent. Federal income tax are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from the Parent.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

**Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or non-cancelable lease terms, as appropriate.

**Concentrations of Credit Risk and Estimates**

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions. In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

The Company is located in Boston, Massachusetts with offices in California and Texas and its customers are located throughout the world.

**Use of Estimates in Preparation of Financial Statements**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Exchange Memberships**

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment of value occurred in 2005.

## 2. SECURITIES OWNED AND SECURITIES BORROWED

Securities owned and securities borrowed consist primarily of U.S. government obligations and trading securities in U. S. public entities at quoted market value.

## 3. COMMITMENTS AND CONTINGENCIES

### Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. At December 31, 2005, minimum future rental on non-cancelable leases are as follows:

| | |
|---|---|
| 2006 | $ 439,000 |
| 2007 | 288,000 |
| 2008 | 254,000 |
| 2009 | 263,000 |
| 2010 | 88,000 |
| | $1,332,000 |

## 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

## 5. PROFIT SHARING PLAN

The Company terminated its 401(k) profit sharing plan, which covered substantially all employees, in 2005 and established a new plan in 2006. Contributions to the plan are at the discretion of eligible employees.

## 6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

## 7. CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

Cash of $2,934 and securities of $54,366,747, included in securities owned, have been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

## 8. PAYABLE TO NON CUSTOMERS

Payable to non customers include amounts due on cash and margin transactions on accounts owned and controlled by principal officers, directors and stockholders.

## 9. BANK LOAN PAYABLE

The Company borrowed $900,000 as a customer loan collateralized by the customers' securities. The loan was subsequently paid with interest at the broker call rate.

## 10. NET CAPITAL REQUIREMENT

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debits items arising from customer transactions. At December 31, 2005, the Company's net capital was $10,710,799 which was $9,796,757 in excess of its required net capital of $914,042. The Company's percentage of aggregate debit balances to net capital was 23.4% as of December 31, 2005.

# Lilling & Company LLP

Certified Public Accountants

## *INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5*

To the Board of Directors
StockCross Financial Services, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of StockCross Financial Services, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilley + Company

***CERTIFIED PUBLIC ACCOUNTANTS***

***February 23, 2006***